UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Yelp Inc.

(Name of Issuer)

Common Stock, par value $0.000001

(Title of Class of Securities)

985817105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☒     Rule 13d-1(c)

☐     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  985817105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott General Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,811,985
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,811,985

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,811,985
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No.  985817105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Investors Profit Sharing Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 141,660
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 141,660
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,660
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON EP

CUSIP No.  985817105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000,000
	6	SHARED VOTING POWER 178,380
	7	SOLE DISPOSITIVE POWER 1,000,000
	8	SHARED DISPOSITIVE POWER 178,380

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,178,380
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON IN

Explanatory Note:

The following constitutes Amendment No. 5 to the joint filing on Schedule 13G by Prescott General Partners LLC (“PGP”), Prescott Investors Profit Sharing Trust (“PIPS”) and Thomas W. Smith originally filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2017, as amended by Amendment No. 1 filed with the SEC on February 14, 2018, Amendment No. 2 filed with the SEC on February 14, 2019, Amendment No. 3 filed with the SEC on February 14, 2020, and Amendment No. 4 filed with the SEC on February 16, 2021 (as amended, the “Schedule 13G”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13G.

ITEM 1.	(a)	Name of Issuer:

      Yelp Inc.

(b)	Address of Issuer's Principal Executive Offices:

      350 Mission Street, 10th Floor

      San Francisco, CA 94105

ITEM 2.	(a)	Name of Person Filing:

      (i) PGP

      (iii) PIPS

      (iii) Thomas W. Smith

The joint filing of this statement shall not be deemed to be an admission that the reporting persons (the “Reporting Persons”) comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this statement in excess of those shares as to which they have or share voting or investment authority.

(b)	Address of Principal Business Office:

     The following is the address of the principal business office of each of the Reporting Persons:

      2200 Butts Road, Suite 320

      Boca Raton, FL 33431

(c)	Citizenship:

PGP is a Delaware limited liability company. PIPS is an employee profit-sharing plan organized under the laws of the State of Delaware. Thomas W. Smith is a United States citizen.

(d)	Title of Class of Securities:

     Common Stock, par value $0.000001 (the “Shares”).

(e)	CUSIP Number:

      985817105

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      Not applicable.

      If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.	Ownership

(a)	PGP – 3,811,985 Shares; PIPS – 141,660 Shares; Thomas W. Smith – 1,178,380 Shares.

(b)	PGP – 5.2%; PIPS – 0.2%; Thomas W. Smith – 1.6%.

(c)	PGP, as the general partner of three private investment limited partnerships (the “Partnerships”), may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of 3,811,985 Shares held by the Partnerships.

PIPS has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 141,660 Shares.

Mr. Smith has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of 1,000,000 Shares held by Ridgeview Smith Investments LLC, a limited liability company established by Mr. Smith, the sole member of which is a revocable trust established by Mr. Smith for the benefit of his family.

In his capacity as investment manager for certain managed accounts, Mr. Smith may be deemed to have the shared power to vote or to direct the vote of and to dispose or to direct the disposition of 178,380 Shares. Voting and investment authority over managed accounts established for the benefit of certain family members and friends of Mr. Smith is subject to each beneficiary's right, if so provided, to terminate or otherwise direct the disposition of the managed account.

ITEM 5.	Ownership of Five Percent or Less of a Class

      Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

PGP, as the general partner of the Partnerships, may be deemed to beneficially own 3,811,985 Shares held by the Partnerships. The Partnerships have the right to receive dividends from, and the proceeds from the sale of, the Shares held by the Partnerships.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 14, 2022

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Amendment No. 5 to Schedule 13G, dated February 14, 2022, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date:      February 14, 2022

PRESCOTT General partners LLC

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Managing Member

PRESCOTT INVESTORS PROFIT SHARING TRUST

/s/ Scott J. Vassalluzzo
Name: Scott J. Vassalluzzo
Title: Trustee

/s/ Thomas W. Smith
Thomas W. Smith

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